Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
Jowell Technology Limited	Hong Kong
Shanghai Jowell Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Juhao Information Technology Co., Ltd.	PRC